Exhibit 99.1

September 18, 2013

Dear Shareholder:

We have previously sent you proxy material for the Special Meeting of Given Imaging Ltd. shareholders, to be held on October 8, 2013.  Your Board of Directors recommends that shareholders vote FOR all items on the agenda.

Your vote is important, no matter how many or how few shares you may own.  If you have not already done so, please vote TODAY via the Internet, by telephone, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,
Ido Warshavski
Senior Vice President, General Counsel and Corporate Secretary

REMEMBER:
You can vote your shares via the Internet or by telephone,.
Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 10/08/13 FOR GIVEN IMAGING LTD.
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** I **
GIVEN IMAGING LTD. SPECIAL MEETING TO BE HELD ON 10/08/13		• PROXY STATEMENT
FOR HOLDERS AS OF 09/03/13	* ISSUER CONFIRMATION COPY - INFO ONLY *
1 1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL	2 -I -S
PURPOSES ONLY. PLEASE DO NOT USE IT FOR
VOTING PURPOSES.
M52020100		THIS SPACE INTENTIONALLY LEFT BLANK

PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

						FOR	AGN	ABS
1.	*	-	TO APPROVE A BONUS PAYMENT TO THE PRESIDENT AND CHIEF EXECUTIVE --------->>> OFFICER OF THE COMPANY WITH RESPECT TO 2012.	FOR	--->>> 1.	☐	☐	☐
				0029001		FOR	AGN	ABS
2.	*	-	TO APPROVE AN EQUITY GRANT TO THE PRESIDENT & CHIEF EXECUTIVE -------------->>> OFFICER.	FOR	--->>> 2.	☐	☐	☐	3
				0029301		FOR	AGN	ABS
3.	*	-	TO APPROVE A COMPENSATION POLICY FOR OFFICE HOLDERS OF THE ---------------->>> COMPANY.	FOR	--->>> 3.	☐	☐	☐
0029440
						FOR	AGN	ABS	M52020100
4.	*	-	TO APPROVE CHANGES IN THE COMPENSATION OF NON-EMPLOYEE DIRECTORS --->>>	FOR	--->>> 4.	☐	☐	☐
			OF THE COMPANY (OTHER THAN THE EXTERNAL DIRECTORS).	0020402		FOR	AGN	ABS
5.	*	-	TO APPROVE THE BONUS PLAN FOR THE PRESIDENT AND CHIEF EXECUTIVE --------->>>	FOR	--->>> 5.	☐	☐	☐
			OFFICER OF THE COMPANY WITH RESPECT TO FISCAL YEAR 2013, WHICH	0029001
			WAS APPROVED BY THE COMPENSATION COMMITTEE AND THE BOARD IN						PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING
FEBRUARY 2013 FOR ALL EXECUTIVE OFFICERS.

						FOR	AGN	ABS
6.	*	-	TO APPROVE AN AMENDMENT TO THE EMPLOYMENT TERMS OF THE PRESIDENT --->>> AND CHIEF EXECUTIVE OFFICER.	FOR 0039900	--->>> 6.	☐	☐	☐
*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
MEETING OR ANY ADJOURNMENT THEREOF.
			*NOTE* BY SIGNING THIS PROXY CARD THE UNDERSIGNED HEREBY						51 MERCEDES WAY
			CERTIFIES THAT, UNLESS THE UNDERSIGNED CONTACTS THE COMPANY AS						EDGEWOOD NY 11717

REQUIRED BELOW, THE UNDERSIGNED IS NOT A “CONTROLLING SHAREHOLDER”.

*NOTE* BY SIGNING THIS PROXY CARD THE UNDERSIGNED HEREBY
CERTIFIES THAT THE UNDERSIGNED HAS NO “PERSONAL INTEREST,” AS

			DEFINED UNDER THE ISRAELI COMPANIES LAW, IN ANY OF THE PROPOSALS						GIVEN IMAGING LTD.
			ABOVE.						2HA CARMEL STREET
			*NOTE* QUESTIONS WHETHER YOU ARE A “CONTROLLING SHAREHOLDER” OR						YOQNEAM 20692
			HAVE A “PERSONAL INTEREST”, PLEASE SEE PROXY STATEMENT.						ISRAEL

VIF01H